February 23, 2012

Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Valmont Industries, Inc.
Form 10-K for the fiscal year ended December 25, 2010
Filed February 23, 2011
File # 1-31429

Dear Mr. Cash:

This letter contains Valmont Industries, Inc.’s responses to the comment letter dated February 14, 2012 received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Staff’s comment has been stated below in their entirety. The Company’s responses follow each comment.

Form 10-K for the year ended December 25, 2010

Critical Accounting Policies, page 37

Income Taxes, page 39

We note your response to our prior comment one and appreciate the additional information you have provided. However, it is still unclear to us what consideration you gave to potential tax planning strategies such as, but not limited to, the interest-bearing notes, at the time of the Delta acquisition and through the measurement period. While tax planning strategies may be subject to some uncertainties, it is unclear to us how and why no viable tax planning strategy was identified at the time of the acquisition and why you were not aware of or working on any tax planning strategy to utilize the U.K. losses. Please explain further.

Company Response

Delta was acquired by Valmont on May 12, 2010. At the date of acquisition, Delta had significant net operating loss carry forwards (NOLs). Delta had historically not recorded the value of these NOLs in its financial statements, as it did not have any U.K. operations or other taxable income to allow it to use the NOLs. Valmont did not assign any value to these NOLs in its valuation of Delta, and was not willing to pay for them given the significant uncertainty at that time on our ability to utilize these NOLs.

To help you understand why Valmont did not have a prudent and feasible plan at the time of the Delta acquisition to utilize the NOLs, we believe it is helpful to not only understand the situation that existed at the time of the acquisition, but also to understand the subsequent tax planning that ultimately led to a plan resulting in the utilization of the NOLs.  We believe the subsequent tax planning highlights the complexity of the development of a restructuring plan, and underscores the difficulty that Valmont would have had at the time of the Delta acquisition in envisioning a prudent and feasible plan to utilize the NOLs.

In accordance with ASC 805-740-25 and ASC 740-10, there was no value placed on the NOLs at the time of the acquisition by Valmont and through the measurement period because there was no prudent and feasible plan to utilize these tax losses during this time period. All of the planning activity that culminated with the reorganization and its related tax effects took place throughout 2011 and was validated after May 2011, which exceeds the maximum permissible measurement period after the acquisition.

Under ASC 740-10-30, removing a valuation allowance involves identifying a tax strategy that, among other things, is “prudent” and “feasible”. To be contemplated as a possible source of future taxable income, a tax-planning strategy (and its associated taxable income) must (1) meet the more-likely-than not recognition threshold and (2) to be measured as the largest amount of benefit that is more likely than not to be realized. We determined that we met the recognition criteria for the removal of the valuation allowance during December 2011 when we received the Delta Pension Plan trustees’ final support for the Delta restructuring plan.

At the time of Valmont’s acquisition of Delta, we recorded a full valuation allowance against the U.K. NOL’s as we did not have any tax planning strategies identified that met the more-likely-than-not recognition threshold.   We concluded that our measurement period for the Delta acquisition ended as of December 25, 2010.  This was the date we believed we had obtained all relevant information related to the measurement of all of the Delta assets and liabilities.  However even if the measurement period remained open for the full one year until May 11, 2011, it would have not changed our accounting as we had not identified a prudent and feasible tax strategy to utilize the NOL’s and thus did not meet the more-likely-than not recognition criteria.

Generally, NOLs in the U.K. have no expiration date.  However, there are restrictions related to the use of NOLs to offset future income:

•	NOLs can only be used against certain income arising in the same legal entity in the future,

•	NOLs may only be used to offset income generated in the same trade or business, and

•	NOLs cannot be used if certain events occur within three years of a change of ownership.

In summary, while NOLs do not expire, there are restrictions related to the ability of them to be used to offset future income.

Valmont did not assign any value to the NOLs in the opening balance sheet at the acquisition date of May 12, 2010 and through the measurement period, which ended at December 25, 2010 because:

•	at the time of the acquisition Delta had no income generating activity against which the NOLs could be offset,

•	Valmont’s integration plan for Delta at the time of the acquisition did not contemplate Delta producing income to meet the “same trade or business” conditions for use of the NOLs, and

•
Valmont’s acquisition of Delta would forfeit the NOLs, if for example we changed the tax residency of Delta to another country or post-acquisition Delta would have judged to be in a different trade or business than Delta prior to the acquisition.

Our valuation of the NOLs was consistent with the conclusions reached by our third party M&A team during the due diligence process.

In addition to not having a viable plan to use the NOLs, Valmont was uncertain of how to navigate the additional restrictions arising from the change of ownership to avoid complete loss of the NOLs.  A loss of the NOLs would eliminate any chance of using the NOLs in the future if circumstances changed or a plan was conceived.

2010 Evaluation

As discussed above, any restructuring plan that permitted the use of the NOLs, would have to provide for:

•	the generation of U.K. sourced income for Delta, and

•	not triggering the loss of the NOLs because of the change of ownership of Delta.

A key interested party in this process was the Delta Pension Plan trustees. As discussed below, any restructuring proposal was complicated by any impact of the restructuring on the Delta Pension Plan and how it would be perceived by the trustees and/or the U.K. pension regulator.

We were concerned that any reorganization involving the moving of assets or ownership of Delta subsidiaries outside of the Delta legal structure would be perceived by the Delta Pension Plan trustees as weakening the employer covenant of the plan, which is the obligation of Delta to fund the Delta Pension Plan.  A perception of a weakening of the employer covenant could trigger an event that would force Valmont/Delta to provide buy out funding of the Delta Pension Plan.  We believe the funding of such a buyout would likely involve a cash outlay well in excess of the accounting liability of $68.0 million for the Delta Pension Plan.

Accordingly, our additional challenge was that any restructuring plan would have to:

•	cause no significant harm to the employer covenant of the Delta Pension Plan and,

•	from a practical standpoint, have the support of the Delta Pension Plan trustees.

We believed that any restructuring or tax planning strategy would not be feasible or practical without these additional goals being met.

Shortly after the acquisition in May 2010, we engaged advisors to examine restructuring options for Delta.  At the time of the Delta acquisition, we began to consider reorganizing the legal structure for a number of operational reasons, which included organizing all of our Australian and U.S. entities under a common ownership structure to simplify operations, treasury and tax reporting and compliance. The following discussion only addresses the tax aspects of the legal reorganization.

We evaluated two potential restructuring options (with multiple variations of each option) developed by the advisors primarily to provide tax benefits.  Neither of these restructuring options was intended to provide a basis for utilizing the U.K. losses, but we hoped the options would not result in the loss of the NOLs.  It was our hope that the NOLs could be retained for some possible but currently unforeseen future use (e.g. a future acquisition of a U.K. business).  However, our advisors cautioned that retaining the NOLs in a restructuring of Delta may be a challenge, and it was better for us not to rely on the NOLs being available for future use.

The two structures considered in 2010 involved a combination of equity and interest-bearing debt. The primary reasons for the restructuring from a tax standpoint were twofold:

•	to permit the deduction of interest expenses in Australia (otherwise not permitted because of Australia’s thin capitalization rules), and

•	to achieve a step up in the inside tax basis of Australian assets (through the formation of a new consolidated entity in Australia).

A corollary but secondary goal given to our advisors was to retain the U.K. NOLs for future use, if possible.

The reason that the structure that we ultimately settled on was not originally considered at the time of the acquisition was there were significant costs associated with limited deductibility of interest expense in Australia due to thin capitalization considerations.

The restructuring options were evaluated in the September/October 2010 timeframe, but the plans developed were very complicated and would be difficult to execute and administer.  We also believed the restructuring plan would be very difficult to explain to and garner the support of the Delta Pension Plan trustees. At that point, we suspended further planning with our advisors, concluding we had no prudent or feasible plan.

2011 Evaluation

In December 2010, we engaged another tax advisor to revisit the potential for an inside basis step-up in the Australian assets. At the time the new study was started, the usability of the NOLs was not evident to us, and so the purpose of the new structure as it related to the NOLs was not to use them, but retain them for possible future use.

The viability of the restructuring plan developed in 2011 with the new tax advisor required that the sales of Delta’s Australia and U.S. legal subsidiaries to Valmont entities qualify for the U.K.’s substantial shareholdings exemption (“SSE”) and therefore were not subject to U.K. tax.  If the restructuring plan did not qualify for the SSE, the plan would not be viable because the sales of the Australian and U.S. entities would have resulted in substantial U.K. tax expense and significantly affected the economic viability of the reorganization plan.

There were a number of conditions that needed to be satisfied in order for SSE to apply to sales of companies.  It was clear to us that the majority of these conditions could be satisfied, but the availability of the SSE was not free from doubt.  Therefore, the first step in the 2011 restructuring plan was to apply for an advance ruling from the U.K. tax authorities (“HMRC”).  A ruling application was submitted to HMRC and a positive response confirming that SSE would be available was received on February 21, 2011.  The ruling, however, did not address the usability of the NOLs.

Thus, as of our fiscal year end of December 25, 2010 and first quarter end of March 26, 2011, we determined that a full valuation allowance against the U.K. NOL’s continued to be required, as we did not believe that we met the more-likely-than-not recognition threshold.  The only new information we had on these reporting dates was the SSE confirmation, but no defined tax planning strategy with respect to the NOLs.

Upon further evaluation of the restructuring plan, it became evident that it would be easier to gain the support of the Delta Pension Plan trustees of the 2011 restructuring plan if the sales of the Delta subsidiaries to Valmont entities could be paid with interest-bearing notes for the fair value of the subsidiaries. We believed that the interest-bearing notes would provide a stable cash flow of U.K. income over time, which in part could be used to fund the future funding needs of the Delta Pension Plan, with Valmont, the ultimate parent corporation, providing a performance guarantee of the notes.

Additionally, Delta was being operationally integrated with Valmont, and it no longer published the type of consolidated accounts and other information that had previously been available to the Delta Pension Plan trustees. Accordingly, the restructuring could address the trustee perception of the lack of transparency into the Delta financial statements.

The evaluation of the 2011 restructuring plan continued throughout 2011, as numerous details were analysed, including the evaluations and judgments on all of the economic effects of the restructuring from the U.K., Australia and U.S. tax jurisdictions.  This included, among other things, the evaluation of the ability of using the U.K. losses to offset the interest income on the notes for tax purposes and the impact of limitations on Australian interest deductions. Through subsequent analysis and informal communication with HMRC culminating in late 2011 regarding the nature of the tax loss carry forwards, we eventually determined that the U.K. tax losses were more likely than not to be utilizable.

Pension Plan and Trustee Considerations

One of the important considerations in any restructuring plan was the potential effect on the Delta Pension Plan. Pension plans in the U.K. are governed by the employer sponsor and an independent trustee board. The role of the trustee board is to represent the members of the pension plan and to ensure that the plan is being managed in the best interests of the members.  This includes ensuring that the employer covenant has not changed such that there is a material detriment to the employer covenant, which in turn could negatively affect the ability of the employer sponsor to meet its obligations to fund pension obligations.

Under U.K. pension law, if an event happens that in the judgment of the U.K. pension regulator causes a material detriment to the employer covenant in the plan, the employer sponsor of the plan could be required to pay off the pension plan liabilities to a third party.  In the case of the Delta Pension Plan, such a forced payment would be well in excess of the liability recorded on the balance sheet and result in a significant reduction in Valmont’s cash and liquidity position.

Any planned legal reorganization of the Delta structure potentially could be perceived by the Delta Pension Plan trustees as damaging to the employer covenant. This could result in a complaint by the trustee board to the U.K. pension regulator. Accordingly, we felt it prudent to include the Delta Pension Plan trustees and their advisors in communications throughout much of 2011 regarding the proposed restructuring plan and to gain their support of any reorganization plan and to have a positive working relationship with the trustee board over the long term.

The first formal discussion with the trustee board on the proposed reorganization was on May 24, 2011.  The Delta Pension Plan trustees viewed Delta’s operating subsidiaries as important assets in Delta’s ability to meet its employer covenant.  Under the proposed restructuring plan, replacing these assets with interest-bearing notes was a practical solution, since replacing income-producing, cash generating assets with interest-bearing notes (with Valmont’s backing) would produce fixed amounts of cash into the U.K. that would more than adequately meet the future funding needs of the pension plan while mitigating risks associated with variability of earnings and cash flows that could occur from the Delta operating businesses.

We continued a regular dialogue with the Delta Pension Plan trustees through the summer and fall of 2011 to address a wide range of trustee concerns.  This included the trustees concerns over the ranking of the intercompany notes to be given to Delta with respect to Valmont’s other debt and events that could impact the payments due under the notes.

We had to explore other considerations as well, such as ensuring that the restructuring did not affect our existing debt agreements and covenants, and acquiring an independent evaluation that the restructuring did not affect the Delta employer covenant to the Delta Pension Plan.  These evaluations and discussions resulted in a number of modifications to the plan and which were completed in December 2011. It should also be noted that we notified the U.K. pension regulator of our restructuring plan. This underscores the importance of including the Delta Pension Plan Trustee board in the planning process.  Their support of the plan was important in any follow up by the U.K. pension regulator with us or the trustees regarding the restructuring.

Until the final agreement with and support of the Delta Pension Plan trustees was achieved on December 15, 2011 the tax planning strategy to utilize the NOLs was not considered more likely than not. The restructuring was completed on December 30, 2011 and the valuation allowance with respect to the NOLs was released.

As requested by the Staff, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any comments or questions regarding our responses, please contact the undersigned at (402) 963-1000.

Sincerely,

/s/ Terry J. McClain
Terry J. McClain

Cc: Tricia Armelin, Staff Accountant